SECOND AMENDMENT

TO THE

INVESTMENT AGREEMENT

This Second Amendment (the “Amendment”) to the Investment Agreement, dated as of December 9, 2010 (as amended, the “Investment Agreement”), by and between Savitr Capital LLC, a Delaware limited liability company (the “Investor”) and Molecular Insight Pharmaceuticals, Inc. a Massachusetts corporation (the “Company”), is made and entered into as of January 31, 2011, by and between the Company and the Investor. All capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Investment Agreement.

WHEREAS, in accordance with Section 9.04 of the Investment Agreement, the Company and the Investor desire to amend the Investment Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	Section 1.01 of the Investment Agreement shall be amended by inserting the definition set forth below in proper alphabetical order:

“Onalta Europe” means any joint venture entity formed by the Company and BioMedica or its Affiliates, pursuant to the terms of a settlement agreement between the Company and BioMedica relating to BioMedica’s obligations under (x) that certain Territory License Agreement between the Company and BioMedica dated as of September 1, 2009, as the same may be amended from time to time, and (y) that certain Supply Agreement between BioMedica and the Company dated as of October 19, 2009, as the same may be amended from time to time, which entity has the purpose of furthering the development of Onalta.

2.	The following definitions in Section 1.01 of the Investment Agreement shall be amended and restated as follows:

“Amended and Restated Indenture” means an Amended and Restated Indenture, by and among the Company, the subsidiary guarantors party from time to time thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee and as Collateral Agent, in form and substance acceptable to the Investor, and having the following terms. The Amended and Restated Indenture will provide for (i) (A) senior secured notes in an aggregate principal amount of $45,000,000 (the “Tranche A Initial New Bonds”) and (B) senior secured notes in an aggregate principal amount of $55,000,000 (the “Tranche B Initial New Bonds”, and together with the Tranche A Initial New Bonds, the “Initial New Bonds”), plus (C)(x) an additional issuance of senior secured notes in an aggregate principal amount of $10,000,000 (the “Tranche C-1 Additional New Bonds”), to be issued to the holders of the Tranche B Initial New Bonds on a pro rata basis if, and only if, prior to the maturity date of the Initial New Bonds, the annual revenues of Onalta Europe, as determined in accordance with GAAP, equal or exceed $50,000,000 in any calendar year, and (y) an additional issuance of senior secured notes in an aggregate principal amount of $10,000,000 (the “Tranche C-2 Additional New Bonds, and together with the Tranche C-1 Additional New Bonds, the “Additional New Bonds”), to be issued to the holders of the Tranche B Initial New Bonds on a pro rata basis if, and only if, prior to the maturity date of the Initial New Bonds and subsequent to the issuance of the Tranche C-1 Additional New Bonds, the annual revenues of Onalta Europe, as determined in accordance with GAAP, equal or exceed $100,000,000 in any calendar year, which Additional New Bonds shall accrue interest from the applicable issuance date and shall benefit from any amortization payments due after issuance thereof; provided, that interest on the Additional New Bonds shall not be payable in cash until the date on which interest under the Initial New Bonds becomes payable in cash as provided in clause (ii) herein; provided, further that interest on the Additional New Bonds shall be payable in kind prior to such date on the same terms as the Initial New Bonds as provided in clause (ii) herein, (ii) accrual and payment of interest for the Initial New Bonds and the Additional New Bonds (to the extent issued) at a rate of 6% per annum, payable in kind during the first 24 months after the issuance of the Initial New Bonds, either payable in kind or in cash (at the option of the Company) during the next 24 months and payable in cash for the final 24 months, (iii) repayment of 50% of the outstanding principal amount of the Initial New Bonds (and any Additional New Bonds which have been previously issued)on  the fifth anniversary of the issuance of the Initial New Bonds and repayment of the balance of the principal amount of the Initial New Bonds (and any Additional New Bonds which have been previously issued) on  the sixth anniversary of the issuance of the Initial New Bonds, (iv) no mandatory early redemption provisions and no limitations on fundamental changes, restricted payments, affiliated transactions, dispositions, changes in the nature of business, no limits on executive compensation, no financial or working capital covenants and no board observer rights for the  note holders, (v) a covenant restricting investments by the Company in Onalta Europe to (a) $4,000,000 after the Effective Date for start up capital, plus (b) an additional $10,000,000 thereafter for funding development of Onalta through the end of Phase 3 clinical trials; provided, that the Company’s investment in Onalta Europe may be diluted as a result of up to $10,000,000 in new direct investments in Onalta Europe by the Investor or its Affiliates on economic terms no more favorable to the Investor or its Affiliates than those provided to the Company with respect to the Company’s investments in Onalta Europe; provided, further that the Onalta Europe equity splits and equity arrangements will be adjusted on a basis to be mutually agreed to by the Company and the Investor, (vi) customary covenants with respect to restrictions on additional indebtedness and liens, and (vii) any other provisions upon which the Company and the Investor may mutually agree.

“Designated Percentage” means 100%.

“Fully Diluted Basis” means the number of shares of Common Stock, without duplication, which are issued and outstanding or owned or held, as applicable, at the date of determination, and shall not include shares of Common Stock that are reserved for issuance under any management incentive plan.

3.	Clause (ii) of Section 3.02(a) shall be amended and restated as follows:

“(ii) except for shares of Common Stock that are reserved for issuance under any management incentive plan (provided that such shares of Common Stock reserved under a management incentive plan shall not in any event exceed a percentage of authorized shares of Common Stock, calculated on a fully diluted basis, agreed to by the Investor and the Company), there shall be no options, warrants, stock appreciation rights, restricted stock units, calls, commitments or agreements of any character to which the Company or any Subsidiary is a party, or by which the Company or any Subsidiary is bound, calling for the issuance of shares of capital stock or other Equity Securities of the Company or any Subsidiary or for settlement in cash based upon the value of any such Equity Securities, or other arrangement to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound to acquire, at any time or under any circumstance, capital stock of the Company or any Subsidiary or any such Equity Securities.”

4.	The first sentence of Section 5.02(b) shall be amended and restated as follows:

“(b) The Company shall use commercially reasonable efforts to: (i) confirm the Plan and (ii) cause the Effective Date to occur by no later than April 15, 2011.”

5.	Section 8.01(c) shall be amended and restated as follows:

“(c) the Investor or the Company, if the Closing shall not have occurred on or before April 15, 2011; provided that the right to terminate the agreement hereunder shall not be available to any party whose breach of this Agreement results in the failure of the Closing to occur prior to such time;”

6.	Section 8.02(b) shall be amended and restated as follows:

“Notwithstanding the foregoing, in the event that a termination right described in Exhibit D occurs after the entry of the Investment Order, and the Agreement is actually terminated, and the “Termination Fee” column on such Exhibit indicates “Yes”, then the Company shall pay the Investor, by wire transfer of same day funds, a termination fee of $800,000 (the “Termination Fee”); provided that, in the event that the Company enters into any written commitment, understanding or arrangement with respect to an Alternative Transaction proposed or sponsored by the Bondholders as contemplated by Section 8.01(a), the Termination Fee payable pursuant to this Section 8.02 on account of the termination of this Agreement as a result of such event shall be limited to $150,000; provided, further that the Termination Fee shall not be payable if the Investor has breached in any material respect any obligation of the Investor under any Transaction Document and has not cured such breach within the time periods referred to in Section 8.01(b)(ii). The Termination Fee payable pursuant to this Section 8.02(b) shall be paid immediately upon termination of this Agreement.”

7.
The phrase ““Stockholders Agreement” means the Stockholders Agreement relating to all Equity Securities issued by the Company in the form reasonably approved by the Investor (such approval not to be unreasonably withheld, conditioned or delayed)” in Section 1.01 of the Investment Agreement shall be deleted. All subsequent references to the “Stockholders Agreement” in the Investment Agreement shall also be deleted.

8.
Except as expressly provided herein, the Investment Agreement shall remain in full force and effect as originally executed by the parties.  All references to “this Agreement” or “the Agreement” in the Investment Agreement shall be deemed to refer to the Investment Agreement as amended as set forth in this Amendment.

9.
To the extent not governed by the Bankruptcy Code, this Amendment shall be governed by, and interpreted in accordance with, the Laws of the State of New York applicable to contracts made and to be performed in that State without reference to its conflict of laws rules.

10.	This Amendment may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same document.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Amendment on the date first above written.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
By:	/s/ Harry Stylli
Name:	Harry Stylli
Title:	President and Chief Restructuring Officer

SAVITR CAPITAL LLC
By:	/s/ Andrew Midler
Name:	Andrew Midler
Title:	General Partner

Signature Page to the Amendment to the Investment Agreement